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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 22)

                            The Fairchild Corporation
                                (Name of Issuer)

                 Class A Common Stock and Class B Common Stock,
                            par value $0.10 per share
                         (Title of Class of Securities)


                                  0066545 10 4
                                 (CUSIP Number)



                              David I. Faust, Esq.
                         Faust, Rabbach & Oppenheim, LLP
                               488 Madison Avenue
                            New York, New York 10022
                                 (212) 751-7700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  April 8, 1999
                          (Date of Event which Requires
                            Filing of this Statement)


                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                  Check the following box if a fee is being paid with the statement [ ].

                               Page 1 of 10 pages
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                                  SCHEDULE 13D

1.                         THE STEINER GROUP LLC
                           NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           13-4035166

2.                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (A) [X]

                                                                         (B) [_]

3.                         SEC USE ONLY


4.                         SOURCE OF FUNDS

                           N/A

5.                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [_]

6.                         CITIZENSHIP OR PLACE OF ORGANIZATION

                           STATE OF DELAWARE, USA

                            7.      SOLE VOTING POWER
                                    3,193,688 CLASS A SHARES
  NUMBER OF
  SHARES                            2,533,996 CLASS B SHARES
BENEFICIALLY                8.      SHARED VOTING POWER
  OWNED BY                          -0-
    EACH
  REPORTING                 9.      SOLE DISPOSITIVE POWER
  PERSON                            3,193,688 CLASS A SHARES
   WITH                             2,533,996 CLASS B SHARES

                            10.     SHARED DISPOSITIVE POWER
                                    -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             3,193,688 CLASS A SHARES
                             2,533,996 CLASS B SHARES

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                           CERTAIN SHARES                                    [_]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.35% OF CLASS A, 96.66% OF CLASS B

14.      TYPE OF REPORTING PERSON

                         CO


                               Page 3 of 10 pages
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                           JEFFREY J. STEINER

15.                        NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           ###-##-####

16.                        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (A) [X]

                                                                         (B) [_]

17.                        SEC USE ONLY


18.                        SOURCE OF FUNDS

                           N/A

19.                        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [_]

20.                        CITIZENSHIP OR PLACE OF ORGANIZATION

                           AUSTRIA

                           21.     SOLE VOTING POWER

  NUMBER OF                        262,954 CLASS A SHARES
  SHARES
BENEFICIALLY               22.     SHARED VOTING POWER
  OWNED BY
    EACH                           -0-
 REPORTING                 23.     SOLE DISPOSITIVE POWER
  PERSON
   WITH                            262,954 CLASS A SHARES

                           24.     SHARED DISPOSITIVE POWER

                                   -0-

25.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      262,954 CLASS A SHARES
26.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (25) EXCLUDES
                           CERTAIN SHARES                                    [X]

27.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (25)

              1.18% OF CLASS A

                               Page 4 of 10 pages
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28.      TYPE OF REPORTING PERSON

                          IN

                  The undersigned, Jeffrey J. Steiner and The Steiner Group LLC hereby amend the Schedule 13-D filed by Paske Investment Limited and Nedim Sadaka (Mr. Steiner having replaced Mr. Sadaka as a member of the "group" filing this statement, as described in Amendment No. 6 dated July 24, 1986 and The Steiner Group LLC having replaced Paske Investments Limited as a member of the "group" filing this statement, as described in Amendment No. 21 dated December 29, 1998) with respect to the Class A Common Stock, par value $.10 per share (the "Class A Stock"), and the Class B Common Stock, par value $.10 per share (the "Class B Stock"), of The Fairchild Corporation (formerly Banner Industries, Inc.), a Delaware corporation (the "Issuer"), as follows:

Item 3.           Source and Amount of Funds or Other Consideration

                  Pursuant to a Merger Agreement among the Issuer, MTA, Inc. and Banner Aerospace, Inc. ("Banner"), dated January 11, 1999 (the "Merger Agreement"), effective April 8, 1999, each share of Banner common stock was converted into the right to receive

                               Page 5 of 10 pages
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0.7885 shares of the Issuer's Class A Common Stock. Mr. Steiner held 105,000 shares of Banner Common and 15,542 shares of Banner Preferred Stock, which, immediately prior to the merger, were automatically converted into Banner Common.

                  Pursuant to the Merger Agreement, each stock option which had been granted under Banner's 1990 Non-Qualified and Incentive Stock Option which was outstanding as of the Merger Date ("Option") was deemed to constitute an option to acquire the Issuer's Class A Common Stock on the terms and conditions as were applicable under the respective Option, except that (i) each Option is exercisable for the greatest number of whole shares of the Issuer's Common Stock equal to the product of the number of shares of Banner Common Stock multiplied by 0.7885; (ii) the exercise price per share of the Issuer's Common Stock is an amount equal to the exercise price per share of Banner Common Stock specified under such Option in effect immediately prior to April 8, 1999 divided by 0.7885; and (iii) each Option, to the extent not then exercisable, became exercisable in full at April 8, 1999. Mr. Steiner held options for an aggregate of 510,000 shares of Banner Common Stock which were converted into options for an aggregate 402,134 shares of the Issuer's Common Stock. See Item 5 below.

                               Page 6 of 10 pages
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                  In addition, Mr. Steiner bought 3,000 Class A shares on April
20, 1999 for $12.3125 per share and 15,000 Class A shares on April 22, 199 for $11.8004 per share, all in the open market, and an additional 110 Class A shares on March 31, 1999 for $10.25 per share and 610 Class A shares on April 1, 1999 for $10.226 per share pursuant to a new officers loan program of the Issuer.

Item 5.           Interest in Securities of the Issuer.

                  Mr. Steiner owns 262,954 shares of Class A Common Stock of the Issuer and employee stock options to purchase Class A Common Stock of the Issuer as follows:

No. of Warrants   Exercisable       Expiration         Price
---------------   -----------       ----------         -----
 59,137            immediate         5/24/01           $ 6.50
118,275            immediate         9/15/02           $ 6.19
 63,080            immediate         5/29/03           $ 8.72
102,505            immediate         5/21/04           $ 9.68
 59,137            immediate         5/29/05           $14.99

                  Each warrant represents the right to purchase one share of either Class A or Class B common stock at the warrant price subject to adjustments in certain events and subject to the Issuer's right to purchase the warrants in lieu of exercise. Under

                               Page 7 of 10 pages
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certain circumstances, the exercise price increases to $7.80 per share plus
$.002 for each day subsequent to March 9, 1999.

                  Mr. Steiner also owns as custodian for certain of his children 37,500 shares of Class A Common Stock and 30,000 shares of Class B Common Stock of the Issuer, as to which he disclaims beneficial ownership.

                  The Steiner Group LLC owns (i) 3,193,688 shares of Class A Common Stock of the Issuer (all of which have been pledged to NationsBank, N.A.
- see Item 3 above); (ii) 2,533,996 shares of Class B Common Stock of the Issuer (1,100,000 of which have been pledged to banks - see Item 3 above); and (iii) Warrants to buy 375,000 shares of Class A or Class B Common Stock of the Issuer.

                  Except as set forth above, no transactions in shares of the Issuer were effected during the past 60 days by Mr. Steiner, The Steiner Group LLC or The Jeffrey Steiner Family Trust.

Item 7.           Exhibits

                  Joint Filing Agreement - Exhibit B



                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement by or about it or him is true, complete and correct.

                               Page 8 of 10 pages
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DATE: JUNE 9, 1999        /s/ JEFFREY J. STEINER by DAVID I. FAUST, atty in fact
                          ------------------------------------------------------
                          JEFFREY J. STEINER
                          BY HIS ATTORNEY-IN-FACT
                          DAVID I. FAUST


                          THE STEINER GROUP LLC


DATE:               BY:  /s/ JEFFREY J. STEINER by DAVID I. FAUST, atty in fact
                             --------------------------------------------------
                             JEFFREY J. STEINER, MANAGER
                             BY DAVID I. FAUST, HIS
                             ATTORNEY-IN-FACT


                              Page 9 of 10 pages
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                                    EXHIBIT B

                             JOINT FILING AGREEMENT

                  IN ACCORDANCE WITH RULE 13-d-1(f) UNDER THE SECURITIES EXCHANGE ACT OF 1934, THE PERSONS NAMED BELOW AGREE TO THE JOINT FILING ON BEHALF OF EACH OF THEM OF A STATEMENT ON SCHEDULE 13-D (INCLUDING AMENDMENTS THERETO) WITH RESPECT TO THE COMMON STOCK OF THE FAIRCHILD CORPORATION (FORMERLY, BANNER INDUSTRIES, INC.) AND FURTHER AGREE THAT THIS JOINT FILING AGREEMENT BE INCLUDED AS AN EXHIBIT TO SUCH JOINT FILINGS. IN EVIDENCE THEREOF, THE UNDERSIGNED, BEING DULY AUTHORIZED, HEREBY EXECUTE THIS AGREEMENT THIS 9TH DAY OF JUNE 1999.




DATE: JUNE 9, 1999        /s/ JEFFREY J. STEINER by DAVID I. FAUST, atty in fact
                          ------------------------------------------------------
                          JEFFREY J. STEINER
                          BY DAVID I. FAUST, HIS
                          ATTORNEY-IN-FACT


                          THE STEINER GROUP LLC


DATE: JUNE 9, 1999    BY: /s/ JEFFREY J. STEINER by DAVID I. FAUST, atty in fact
                               -------------------------------------------------
                               JEFFREY J. STEINER, MANAGER
                               BY DAVID I. FAUST, HIS
                               ATTORNEY-IN-FACT

                               Page 10 of 10 pages